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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*

                              Viewpoint Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92672P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 pages

CUSIP No.         92672P108

---------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Gabriel Capital Corporation
---------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                              (a) [X]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------------------
                      5      SOLE VOTING POWER
      NUMBER OF
       SHARES         -----------------------------------------------------------------------------------------------
    BENEFICIALLY      6      SHARED VOTING POWER
      OWNED BY               1,024,399
        EACH          -----------------------------------------------------------------------------------------------
     REPORTING
       PERSON         7      SOLE DISPOSITIVE POWER
        WITH          -----------------------------------------------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             1,024,399
---------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,024,399
---------------------------------------------------------------------------------------------------------------------

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)                  [ ]

---------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.5%
---------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
         CO
---------------------------------------------------------------------------------------------------------------------



                               Page 2 of 8 pages

CUSIP No.         92672P108

---------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         J. Ezra Merkin
---------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                              (a) [ ]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------------------
                      5      SOLE VOTING POWER
      NUMBER OF              1,024,398
       SHARES         -----------------------------------------------------------------------------------------------
    BENEFICIALLY      6      SHARED VOTING POWER
      OWNED BY               1,024,399
        EACH          -----------------------------------------------------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
       PERSON
        WITH          -----------------------------------------------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             2,048,797
---------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,048,797
---------------------------------------------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)                  [ ]

---------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.0%
---------------------------------------------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)
         IN
---------------------------------------------------------------------------------------------------------------------




                               Page 3 of 8 pages

ITEM 1.        (a)   Name of Issuer:

                     Viewpoint Corporation


               (b)   Address of Issuer's Principal Executive Offices:

                     498 Seventh Avenue, Suite 1810
                     New York, NY 10018

ITEM 2. (a)(b)(c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship:

This Schedule 13G is being filed jointly by Gabriel Capital Corporation, a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. Gabriel Capital and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States Citizen.

               (a)   Title of Class of Securities:

                     Common Stock, $.01 par value

               (b)   CUSIP Number:

                     92672P108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)   [ ]   Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

               (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

               (c)   [ ]   Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

               (d)   [ ]   Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)   [ ]   An investment adviser in accordance with ss.240.13d-




                              Page 4 of 8 pages

                           1(b)(1)(ii)(E).

               (f)   [ ]   An employee benefit plan or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F).

               (g)   [ ]   A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G).

               (h)   [ ]   A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)   [ ]   A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP:

               (a)   Amount Beneficially Owned: 2,048,797*

               (b)   Percent of Class: 5.0%*

               (c)   Number of Shares as to which the person has:

                     (i)   sole power to vote or direct the vote 1,024,398*
                     (ii)  shared power to vote or direct the vote 1,024,399*
                     (iii) sole power to dispose or direct the disposition of 0*
                     (iv) shared power to dispose or direct the disposition of 2,048,797*

                     *See Attachment A

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               NOT APPLICABLE

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               NOT APPLICABLE

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               NOT APPLICABLE







                               Page 5 of 8 pages

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               NOT APPLICABLE

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                GABRIEL CAPITAL CORPORATION


                                                By: /s/ J. Ezra Merkin
                                                   --------------------------
                                                      Name: J. Ezra Merkin
                                                      Title: President

                                                /s/ J. Ezra Merkin
                                                -----------------------------
                                                J. EZRA MERKIN


Date: October 2, 2002



                               Page 6 of 8 pages

                                  ATTACHMENT A

          As of September 25, 2002, Gabriel is the holder of 1,024,398 shares of Common Stock, or 2.5% of the outstanding shares of Common Stock. As of September 25, 2002, Ariel Fund is the holder of 1,024,399 shares of Common Stock, or 2.5% of the outstanding shares of Common Stock. Gabriel and Ariel Fund are managed investment vehicles and neither is the beneficial owner of said shares. Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and shared power to dispose and direct the disposition of the 1,024,399 shares of Common Stock owned by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 1,024,399 shares of Common Stock, or 2.5% of the outstanding shares of Common Stock. As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and shared power to dispose and direct the disposition of the 1,024,398 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and shared power to dispose and direct the disposition of the 1,024,399 shares of Common Stock owned by Ariel Fund. The dispositive power that is reported as shared herein is shared with Mayer Offman. Accordingly, Merkin may be deemed to be the beneficial owner of 2,048,797 shares of Common Stock, or 5.0% of the outstanding shares of Common Stock.




                               Page 7 of 8 pages

                            AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Viewpoint Corporation, and that this Agreement be included as an attachment to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 2nd day of October, 2002.


                                            GABRIEL CAPITAL CORPORATION

                                            By: /s/ J. Ezra Merkin
                                               ---------------------------
                                            Name: J. Ezra Merkin
                                            Title: President

                                            /s/ J. Ezra Merkin
                                            ------------------------------
                                            J. EZRA MERKIN